UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-33957

FORM 12b-25	CUSIP Number 416906105

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Biostage, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

84 October Hill Road, Suite 11

Holliston, MA 01746

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 10, 2017, Biostage, Inc. (the “Company”) completed a reduction in headcount of 17 of its employees, which represents 71% of its employees prior to such reduction. The reduction was made with the objective of conserving the Company’s remaining cash on hand.  The Company is facing significant capital issues, as its current financial obligations exceed its cash on hand, and is exploring financing and other strategic alternatives. The Company is in discussions with its advisors regarding these alternatives.

The Company has diligently pursued appropriate reporting and disclosures with respect to its Form 10-Q filing, but in light of these recent events, it will be unable to complete the necessary analysis and disclosures to timely file its Form 10-Q for the quarter ended September 30, 2017.

Due to the additional time required by the Company to complete these activities, it is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas McNaughton	(774)	233-7300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biostage, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 14, 2017	By:	/s/ Thomas McNaughton
Thomas McNaughton
Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).